Exhibit 99.1

Burning Rock Reports First Quarter 2023 Financial Results

GUANGZHOU, China, May 30, 2023—Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended March 31, 2023.

Recent Business Updates

•	Minimal Residual Disease (MRD)

•

Results of the MEDAL (MEthylation Based Dynamic Analysis for Lung Cancer) study were published at the American Association for Cancer Research Annual Meeting 2023 (“AACR 2023”). Through parallel testing and comparison of Burning Rock’s personalized MRD test brPROPHET™ and fixed MRD assays, the objective of this study was to establish the best technique and application strategy of dynamic MRD detection for prognosis prediction and disease assessment among NSCLC patients. It shows that brPROPHET™ detected more MRD events with ultra-low ctDNA abundance yet meaningful prognostic significance. In addition, the dynamic change of longitudinal MRD was evaluated to explore the positive predictive value (PPV) and negative predictive value (NPV) of MRD detections over time, providing important insights for guiding the standardization of future surveillance applications.

•	The results of the clinical performance of brPROPHET™ in patients with resectable gastric cancer and biliary tract cancer were also released at AACR 2023.

•	Pharma Services

•	Total value of new contracts entered into during the first quarter of 2023 amounted to RMB75 million, representing a 27% increase from the same period in 2022.

First Quarter 2023 Financial Results

Revenues were RMB142.5 million (US$20.8 million) for the three months ended March 31, 2023, representing a 5.2% increase from RMB135.5 million for the same period in 2022.

•

Revenue generated from central laboratory business was RMB61.8 million (US$9.0 million) for the three months ended March 31, 2023, representing a 16.7% decrease from RMB74.2 million for the same period in 2022, primarily attributable to a drop in the number of tests performed resulting from the impact of COVID-19 pandemic in January and the Company’s focus on its in-hospital business.

•

Revenue generated from in-hospital business was RMB51.6 million (US$7.5 million) for the three months ended March 31, 2023, representing a 5.3% increase from RMB49.0 million for the same period in 2022, driven by an increase in sales volume.

•

Revenue generated from pharma research and development services was RMB29.2 million (US$4.3 million) for the three months ended March 31, 2023, representing a 135.5% increase from RMB12.4 million for the same period in 2022, primarily attributable to a further increased testing volume performed and higher average total contract value from our existing and new customers.

Cost of revenues was RMB43.7 million (US$6.4 million) for the three months ended March 31, 2023, representing a 8.8% decrease from RMB47.9 million for the same period in 2022, primarily due to a decrease in cost of central laboratory business, which was in line with the decrease in revenue generated from this business.

Gross profit was RMB98.8 million (US$14.4 million) for the three months ended March 31, 2023, representing a 12.8% increase from RMB87.6 million for the same period in 2022. Gross margin was 69.3% for the three months ended March 31, 2023, compared to 64.6% for the same period in 2022. By channel, gross margin of central laboratory business was 77.8% for the three months ended March 31, 2023, compared to 68.1% during the same period in 2022, primarily due to a decrease in inventory write down and royalty fee; gross margin of in-hospital business was 66.7% for the three months ended March 31, 2023, compared to 68.2% during the same period in 2022; gross margin of pharma research and development services was 55.8% for the three months ended March 31, 2023, compared to 29.2% during the same period of 2022, primarily due to an increase in test volume of higher margin projects.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB107.9 million (US$15.7 million) for the three months ended March 31, 2023, representing a 16.4% increase from RMB92.7 million for the same period in 2022. Non-GAAP gross margin was 75.7% for the three months ended March 31, 2023, compared to 68.4% for the same period in 2022.

Operating expenses were RMB287.2 million (US$41.8 million) for the three months ended March 31, 2023, representing a 18.0% decrease from RMB350.4 million for the same period in 2022. The decrease was primarily driven by budget control measures and headcount reduction to improve the Company’s operating efficiency.

•

Research and development expenses were RMB94.4 million (US$13.7 million) for the three months ended March 31, 2023, representing an 21.0% decrease from RMB119.5 million for the same period in 2022, primarily due to (i) a decrease in research and development personnel’s staff cost, and (ii) a decrease in royalty and license fee.

•

Selling and marketing expenses were RMB64.8 million (US$9.4 million) for the three months ended March 31, 2023, representing a 27.4% decrease from RMB89.2 million for the same period in 2022, primarily due to (i) a decrease in staff cost resulted from the reorganization of the sales department and improvement in operating efficiency; (ii) a decrease in entertainment and travel expenses; and (iii) a decrease in advertising and marketing fee.

•

General and administrative expenses were RMB128.0 million (US$18.6 million) for the three months ended March 31, 2023, representing a 9.7% decrease from RMB141.7 million for the same period in 2022, primarily due to (i) a decrease in general and administrative personnel’s staff cost, and (ii) a decrease in operating lease expense as a portion of the expense started to be recognized as cost of revenue following the commencement of production activities in the relevant parts of the property in the first half of 2022; (iii) a decrease in amortized expense on share-based compensation.

Net loss was RMB185.3 million (US$27.0 million) for the three months ended March 31, 2023, compared to RMB261.4 million for the same period in 2022.

Cash, cash equivalents, restricted cash and short-term investments were RMB803.1 million (US$116.9 million) as of March 31, 2023.

2023 Financial Guidance

We reiterate our 2023 full-year revenue guidance of approximately 20% growth over 2022.

Conference Call Information

Burning Rock will host a conference call to discuss the first quarter 2023 financial results at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Hong Kong time) on May 30, 2023.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers and unique registrant ID which would be provided upon registering.

PRE-REGISTER LINK: https://register.vevent.com/register/BI70acdaea8afc4d3e8f3eec70e5cc3fa7.

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.brbiotech.com or through link https://edge.media-server.com/mmc/p/p3h6zb7y.

A replay of the webcast will be available for 12 months via the same link above.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The company defines non-GAAP gross margin as gross margin excluding depreciation and amortization.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The company believe non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.

Contact: IR@brbiotech.com

Selected Operating Data

	For the three months ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Central Laboratory Channel:
Number of patients tested	7,743	8,060	7,989	6,419	6,139
Number of ordering physicians(1)	994	767	897	797	792
Number of ordering hospitals(2)	318	264	257	238	241

(1)	Represents physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.

	As of
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
In-hospital Channel:
Pipeline partner hospitals(1)	24	25	22	28	29
Contracted partner hospitals(2)	41	43	47	49	49
Total number of partner hospitals	65	68	69	77	78

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023

	(RMB in thousands)
Central laboratory channel	74,211	78,597	89,992	71,970	61,804
In-hospital channel	48,957	34,177	49,636	42,526	51,561
Pharma research and development channel	12,356	18,072	15,003	27,741	29,151
Total revenues	135,524	130,846	154,631	142,237	142,516

	For the three months ended
Gross profit	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023

	(RMB in thousands)
Central laboratory channel	50,574	57,575	69,991	54,507	48,090
In-hospital channel	33,396	20,012	31,593	26,999	34,409
Pharma research and development channel	3,610	5,015	7,010	19,757	16,273
Total gross profit	87,580	82,602	108,594	101,263	98,772

	For the three months ended
Share-based compensation expenses	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023

	(RMB in thousands)
Cost of revenues	365	441	481	496	353
Research and development expenses	12,299	11,923	13,978	14,673	13,612
Selling and marketing expenses	1,774	2,158	2,346	2,247	1,606
General and administrative expenses	65,715	62,615	61,041	74,232	62,595
Total share-based compensation expenses	80,153	77,137	77,846	91,648	78,166

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	RMB	RMB	US$
Revenues	135,524	130,846	154,631	142,237	142,516	20,752
Cost of revenues	(47,944)	(48,244)	(46,037)	(40,974)	(43,744)	(6,370)

Gross profit	87,580	82,602	108,594	101,263	98,772	14,382
Operating expenses:
Research and development expenses	(119,496)	(92,112)	(109,433)	(100,827)	(94,417)	(13,748)
Selling and marketing expenses	(89,211)	(105,634)	(90,275)	(85,174)	(64,774)	(9,432)
General and administrative expenses	(141,733)	(150,316)	(143,530)	(132,705)	(128,039)	(18,644)

Total operating expenses	(350,440)	(348,062)	(343,238)	(318,706)	(287,230)	(41,824)

Loss from operations	(262,860)	(265,460)	(234,644)	(217,443)	(188,458)	(27,442)
Interest income	1,832	2,685	2,001	2,838	3,144	458
Interest expenses	119	(29)	12	—	—	—
Other income (expense), net	298	127	(189)	(84)	599	87
Foreign exchange (loss) gain, net	(777)	624	1,337	365	(116)	(17)

Loss before income tax	(261,388)	(262,053)	(231,483)	(214,324)	(184,831)	(26,914)
Income tax expenses	—	(84)	—	(1,901)	(422)	(61)

Net loss	(261,388)	(262,137)	(231,483)	(216,225)	(185,253)	(26,975)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(261,388)	(262,137)	(231,483)	(216,225)	(185,253)	(26,975)
Net loss attributable to ordinary shareholders	(261,388)	(262,137)	(231,483)	(216,225)	(185,253)	(26,975)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(2.50)	(2.50)	(2.23)	(2.11)	(1.81)	(0.26)
Class B ordinary shares - basic and diluted	(2.50)	(2.50)	(2.23)	(2.11)	(1.81)	(0.26)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	87,179,752	87,532,539	86,585,322	85,051,882	85,065,585	85,065,585
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(3,065)	29,715	20,646	(5,950)	(5,659)	(824)
Total comprehensive loss	(264,453)	(232,422)	(210,837)	(222,175)	(190,912)	(27,799)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(264,453)	(232,422)	(210,837)	(222,175)	(190,912)	(27,799)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	905,451	793,484	115,540
Restricted cash	19,817	9,658	1,406
Accounts receivable, net	109,954	125,554	18,282
Contract assets, net	41,757	48,887	7,118
Inventories, net	130,321	113,895	16,584
Prepayments and other current assets, net	51,462	47,209	6,874

Total current assets	1,258,762	1,138,687	165,804

Non-current assets:
Equity method investment	690	599	87
Convertible note receivable	5,105	5,105	743
Property and equipment, net	251,829	220,342	32,084
Operating right-of-use assets	48,205	39,351	5,730
Intangible assets, net	1,986	1,701	248
Other non-current assets	20,890	11,583	1,687

Total non-current assets	328,705	278,681	40,579

TOTAL ASSETS	1,587,467	1,417,368	206,383

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	50,947	23,593	3,435
Deferred revenue	147,633	154,317	22,470
Accrued liabilities and other current liabilities	173,832	146,697	21,361
Customer deposits	1,803	1,197	174
Current portion of operating lease liabilities	37,236	32,312	4,705

Total current liabilities	411,451	358,116	52,145

Non-current liabilities:
Non-current portion of operating lease liabilities	13,551	9,144	1,331
Other non-current liabilities	4,124	4,545	661

Total non-current liabilities	17,675	13,689	1,992

TOTAL LIABILITIES	429,126	371,805	54,137

Shareholders’ equity:
Class A ordinary shares	117	117	17
Class B ordinary shares	21	21	3
Additional paid-in capital	4,582,790	4,660,924	678,683
Treasury stock	(58,919)	(58,919)	(8,579)
Accumulated deficits	(3,199,946)	(3,385,199)	(492,923)
Accumulated other comprehensive loss	(165,722)	(171,381)	(24,955)

Total shareholders’ equity	1,158,341	1,045,563	152,246

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,587,467	1,417,368	206,383

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
Net cash used in operating activities	(144,361)	(113,143)	(16,475)
Net cash used in investing activities	(13,011)	(4,059)	(591)
Net cash used in financing activities	(3,934)	(32)	(5)
Effect of exchange rate on cash, cash equivalents and restricted cash	(2,931)	(4,892)	(712)
Net decrease in cash, cash equivalents and restricted cash	(164,237)	(122,126)	(17,783)
Cash, cash equivalents and restricted cash at the beginning of period	1,439,112	925,268	134,729
Cash, cash equivalents and restricted cash at the end of period	1,274,875	803,142	116,946

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023

		(RMB in thousands)
Gross profit:
Central laboratory channel	50,574	57,575	69,991	54,507	48,090
In-hospital channel	33,396	20,012	31,593	26,999	34,409
Pharma research and development channel	3,610	5,015	7,010	19,757	16,273
Total gross profit	87,580	82,602	108,594	101,263	98,772
Add: depreciation and amortization:
Central laboratory channel	2,553	2,545	3,138	3,609	2,567
In-hospital channel	93	1,428	2,479	2,449	2,582
Pharma research and development channel	2,493	4,327	2,805	3,065	3,974
Total depreciation and amortization
included in cost of revenues	5,139	8,300	8,422	9,123	9,123
Non-GAAP gross profit:
Central laboratory channel	53,127	60,120	73,129	58,116	50,657
In-hospital channel	33,489	21,440	34,072	29,448	36,991
Pharma research and development channel	6,103	9,342	9,815	22,822	20,247
Total non-GAAP gross profit	92,719	90,902	117,016	110,386	107,895
Non-GAAP gross margin:
Central laboratory channel	71.6%	76.5%	81.3%	80.8%	82.0%
In-hospital channel	68.4%	62.7%	68.6%	69.2%	71.7%
Pharma research and development channel	49.4%	51.7%	65.4%	82.3%	69.5%
Total non-GAAP gross margin	68.4%	69.5%	75.7%	77.6%	75.7%